As filed with the Securities and Exchange Commission on August 15, 2002

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2002

PE
8-1-02

TELE2 AB

(Translation of registrant's name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

FOR IMMEDIATE RELEASE
Wednesday, August 15th, 2002

Tele2 signs MVNO agreement in Austria

New York, Stockholm and Vienna – August 15 2002 - Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announced that it has signed a Mobile Virtual Network Operator (MVNO) agreement in Austria.

The agreement, signed with Connect Austria, which operates the brand "One", allows Tele2 to use Connect's wireless network to provide the air interface for its future mobile customers.

Tele2 is Austria's largest alternative telephony operator with residential and business fixed telephony customers.

Lars-Johan Jarnheimer, President and CEO of Tele2 AB said: "This MVNO will enable Tele2 to offer an attractively priced package of fixed and mobile services to our customers. This agreement adds to our MVNOs in Denmark, the Netherlands and Germany and we intend to look for similar arrangements in order to leverage from the strength of our base of 16 million customers across Europe."

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 16.1 million people in 21 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS:

Tele2 AB
Lars-Johan Jarnheimer — Telephone: + 46 8 562 640 00
President and CEO, Tele2 AB

Andrew Best, Investor Relations, London — Telephone: +44 7321 5010

Visit our web site at www.tele2.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele2 AB

By: [signature]

Name: Håkan Zadler
Title: CFO

Date: August 15, 2002